SECURI[...] MISSION
04004455

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response.... 12.00

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8 - 34204

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2003** (MM/DD/YY) AND ENDING **DECEMBER 31, 2003** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**BRANDYWINE SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC MAIL RECEIVED FEB 2 5 2004 WASH. D.C. 187 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**THE MILL**
(No. and Street)

| **THORNTON** | **PA** | **19373-1054** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**MICHAEL P. DEVER** **(610) 361 – 1000**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**MCGLADREY & PULLEN, LLP**
(Name - *if individual, state last, first, middle name*)

| **750 THIRD AVENUE 9th FLOOR** | **NEW YORK** | **NY** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **MICHAEL P. DEVER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BRANDYWINE SECURITIES, INC**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE**.

NOTARIAL SEAL
DOLORES A. PARKER, Notary Public
Thornton, Delaware County
My Commission Expires November 7, 2005

Sworn to and subscribed before me this 23rd day of Feb. 2004.

Signature

**PRESIDENT**
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Brandywine Securities, Inc.

Statement of Financial Condition

December 31, 2003



This report is filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

## Contents


| | |
|---|---|
| Independent Auditor's Report | 1 |
| Financial Statement: | |
| Statement of Financial Condition | 2 |
| Notes to Statement of Financial Condition | 3 – 4 |

McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report**

To the Board of Directors
Brandywine Securities, Inc.
Thornton, Pennsylvania

We have audited the accompanying statement of financial condition of Brandywine Securities, Inc. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brandywine Securities, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
January 30, 2004

Brandywine Securities, Inc.

**Statement of Financial Condition**
**December 31, 2003**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 17,561 |
| **Total assets** | $ | 17,561 |

## STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Stockholder's Equity: | | |
| Common stock, par value of $34; authorized 1,000 shares; issued and outstanding 500 shares | $ | 17,000 |
| Additional paid-in capital | | 115,754 |
| Accumulated deficit | | (115,193) |
| **Total stockholder's equity** | $ | 17,561 |

See Notes to Financial Statements

## Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Brandywine Securities, Inc. (the "Company") is a Pennsylvania Corporation registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc., and as a commodity pool operator with the National Futures Association. The Company acts as a selling agent for unregistered investment partnerships ("managed pools"). An affiliated company controlled by the Company's sole stockholder is the general partner in these managed pools.

**A summary of the Company's significant accounting policies follows:**

Basis of accounting: The Company operates under the provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers".

Cash and cash equivalents: Cash and cash equivalents include deposits with a high credit quality financial institution and other highly liquid investments which are readily convertible into cash.

Income taxes: The Company, with the consent of its stockholder, has elected to be taxed as an S Corporation under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the sole stockholder separately accounts for the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying statement of financial condition.

Accounting estimates: The preparation of statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2. Related Party Transaction

Affiliated company: Brandywine Asset Management ("BAM"), a registered investment advisor owned by the Company's sole stockholder, provides the Company with all support services including office space, equipment, personnel and all services associated with the operation of the Company for a management fee.

Under the terms of agreement, BAM will charge the Company a management fee for all services in an amount equal to the management fees earned by the Company in connection with its involvement with the managed pools. Under the agreement, the management fee will be adjusted to ensure the Company's minimum net capital requirements are maintained.

Receivable from managed pools: The Company earns management fees on assets in the managed pools, which accrue and are recorded on a monthly or quarterly basis.

Managed pools: The Company acts as a selling agent for managed commodity trading pools. BAM is the general partner in these managed pools. For its services, the Company earns a management fee from the managed pools in amounts ranging from two percent to six percent of the net asset value (as defined) of the managed pool. The Company is also entitled to an incentive fee from certain of these pools based on the performance of the pool.

## Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $17,561 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was nil, since there was no indebtedness.